ING Life Insurance and Annuity Company
and its
Variable Annuity Account C

ING Map Plus NP^{SM}

Supplement dated May 7, 2010 to the Contract Prospectus and
Contract Prospectus Summary, each dated April 30, 2010, as amended

The following information updates and amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your current Contract Prospectus and Contract Prospectus Summary for future reference.

1. The reference to ING Oppenheimer Global Portfolio (S Class) and the related charge appearing in the Subaccount Administrative Adjustment Charge chart on page 21 of the Contract Prospectus and page 10 of the Contract Prospectus Summary is deleted in its entirety.

2. The following revises information in the supplement dated April 30, 2010. The share class of the Wells Fargo Advantage Special Small Cap Value Fund that will be available under your contract in mid-July is Class A. Accordingly, all references to Class F of the Wells Fargo Advantage Special Small Cap Value Fund are hereby deleted and replaced with Class A.

3. The second bullet under the subheading **Effective after the close of business on August 20, 2010** in the supplement dated April 30, 2010 is replaced with the following:

    • Class I of the ING Growth and Income Portfolio will automatically be added only for those plans who were offering ING Opportunistic LargeCap Portfolio (Class I) as of the August 20, 2010 merger date. (**The ING Growth and Income Portfolio (Class I) will only be available for investment for plans offering the ING Opportunistic LargeCap Portfolio as of August 20, 2010.**) All existing account balances invested in the ING Opportunistic LargeCap Portfolio (Class I) will automatically become investments in the ING Growth and Income Portfolio (Class I). Class S of the ING Growth and Income Portfolio will remain available only to those contracts that were offering the ING Growth and Income Portfolio II (Class S) as of August 7, 2009.

Insurance products issued by ING Life Insurance and Annuity Company. Securities offered through ING Financial Advisers, LLC (Member SIPC), One Orange Way, Windsor, CT 06095-4774, or through other Broker-Dealers with which it has a selling agreement. These companies are wholly owned, indirect subsidiaries of ING Groep N.V. Insurance obligations are the responsibility of each individual company.